FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2002

ADRIAN RESOURCES LTD. (File #: 0-26296)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements For the Period Ended October 31, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: January 3, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

ADRIAN RESOURCES LTD.

#2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

January 3, 2003

SECURITIES AND EXCHANGE COMMISSION                               VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

20549

Dear Sir or Madam:

RE:

Adrian Resources Ltd. – (File #0-26296)

Form 6-K

On behalf of Adrian Resources Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ADRIAN RESOURCES LTD.

Signed:  “James G. Stewart”

Per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor’s Corporation (w. 3 copies)

OTC/BB Filings, Attention:  Pam Morris

Gowling Lafleur Henderson Attn:  Rod McKeen

ADRIAN RESOURCES LTD.

FINANCIAL STATEMENTS

Nine months ended October 31, 2002

(Unaudited – Prepared by Management)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Balance Sheets As At

(Expressed in Canadian Dollars, Unaudited)

	October 31, 2002	January 31, 2002

ASSETS
Current Assets:
Cash and cash equivalents	$ 148,663	$ 192,657
Marketable securities	11,685	11,685
Accounts receivable	41,703	31,742
Prepaid expenses	15,104	15,335
	217,155	251,419

Fixed assets	60,956	74,652
Performance bond – restricted cash	926,481	976,447

	$ 1,204,592	$ 1,302,518

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 17,442	$ 21,257
Other accrued liabilities	47,055	47,055
	64,497	68,312

Shareholders’ Equity
Capital stock
Authorized
100,000,000 common shares without par value
Issued
33,340,543 common shares	48,842,442	48,842,442

Deferred stock-based compensation	19,303	-

Deficit	(41,433,261)	(41,319,847)
	7,428,484	7,522,595
Treasury stock – repurchased, not cancelled – 1,660,200 common shares	(6,288,389)	(6,288,389)
	1,140,095	1,234,206
	$ 1,204,592	$ 1,302,518

Going concern (note 1)

Approved by the Board of Directors

           “Chet Idziszek”                  Director                          “James G. Stewart”            Director

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended October 31

(Expressed in Canadian Dollars, Unaudited )

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001	Nine Months Ended October 31, 2002	Nine Months Ended October 31, 2001

General and administrative expenses:
Accounting and legal	$ 1,671	$ 10,800	$ 16,939	$ 19,081
Bank charges and interest	71	159	411	442
Depreciation	4,616	6,226	13,696	18,475
Filing fees	459	1,694	19,732	10,714
Insurance	-	-	900	2,122
Investor relations	63	300	2,281	1,690
Office administration	145	1,217	1,360	5,082
Property – Petaquilla	-	-	20,753	-
Rent	8,412	8,412	25,234	14,019
Shareholder information	159	371	13,182	13,988
Transfer agent’s fees	2,564	1,278	8,649	8,578
Wages and benefits	709	1,954	2,190	69,551
	18,869	32,411	125,327	163,742

Other:
Interest income	16,725	18,517	53,041	64,757
Foreign exchange (loss) gain	(16,503)	42,245	(21,825)	58,533
Loss on sale of marketable securities	-	-	-	(12,789)
Write-down of marketable securities	-	-	-	(141,167)
Stock-based compensation	-	-	(19,303)	-
	222	60,762	11,913	(30,666)

(Loss) income for the period	(18,647)	28,351	(113,414)	(194,408)

Deficit - Beginning of period	(41,414,614)	(8,794,767)	(41,319,847)	(8,572,008)

Deficit – End of period	(41,433,261)	(8,766,416)	(41,433,261)	(8,766,416)

Net loss per share	$ (0.00)	$ 0.00	$ (0.00)	$ (0.01)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended October 31

(Expressed in Canadian Dollars, Unaudited)

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001	Nine Months Ended October 31, 2002	Nine Months Ended October 31, 2001

Cash flows from operating activities:
(Loss) income for the period	$ (18,647)	$ 28,351	$ (113,414)	$ (194,408)
Items not requiring an outlay of cash
Amortization of discount on bond included in interest income	(3,403)	(6,664)	(10,166)	(10,038)
Depreciation	4,616	6,226	13,696	18,475
Foreign exchange on bond	11,252	(35,885)	16,123	(59,044)
Stock-based compensation	-	-	19,303	-
Loss on sale of marketable securities	-	-	-	12,789
Write-down of marketable securities	-	-	-	141,167
Change in non-cash operating working capital items:
Prepaid expense	173	(407)	231	497
Accounts receivable	(7,520)	4,613	(9,961)	(25,247)
Accounts payable and accrued liabilities	(2,708)	(29,924)	(3,815)	(6,554)
	(16,237)	(33,690)	(88,003)	(122,363)

Cash flows from investing activities:

Bond amortization payment received	-	-	44,009	42,508
Proceeds from sale of marketable securities	-	-	-	19,189
-		-	44,009	61,697

Decrease in cash and cash equivalents	(16,237)	(33,690)	(43,994)	(60,666)

Cash and cash equivalents – Beginning of period	164,900	96,672	192,657	123,648

Cash and cash equivalents - End of period	$ 148,663	$ 62,982	$ 148,663	$ 62,982

ADRIAN RESOURCES LTD.

Consolidated Statement of Supplemental Disclosure of Cash Flow Information

For the nine months ended October 31, 2002

(Unaudited, prepared by Management)

	2002	2001

Non-cash operating activity
Accounts receivable	$ -	$ 156,852

Non-cash investing activity
Marketable securities received in settlement of accounts receivable	$ -	$ (156,852)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the nine months ended October 31, 2002

1.         Going concern

At October 31, 2002, the Company has working capital of $199,713.  The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and undertake further exploration and subsequent development of mineral properties.  Management is pursuing such additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2.       Interim unaudited consolidated financial statements

These interim consolidated financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the financial statements for the year ended January 31, 2002.

3.       Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company except as described below.

Effective February 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are vested, based on the fair value estimated using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock or stock options are granted.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the nine months ended October 31, 2002

4.       Capital Stock

The Company’s authorized share capital consists of 100,000,000 common shares without par value and 20,000,000 preferred shares without par value.

	Number of Shares	Amount

Balance, January 31, 2002 and October 31, 2002	33,340,543	$ 48,842,442

During the period ended October 31, 2002, the Company cancelled outstanding stock options entitling the purchase of up to 3,545,338 common shares and replaced these with options to purchase up to 3,545,338 common shares at $0.15 per share up to and including April 18, 2007.

Pursuant to the adoption of the CICA policy of accounting for stock-based compensation, compensation expense on options granted to employees and directors, using the fair value method, is disclosed as follows, as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions.

Risk-free interest rate

 3%

Expected dividend yield

    -

Expected stock price volatility

50%

Expected option life in years

    5

The pro-forma effect on net loss and loss per share for the period ended October 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

       $

Net loss for the period

   Reported

(113,414)

   Pro-forma

(218,650)

Basic and diluted loss per share

   Reported

  (0.00)

   Pro-forma

  (0.00)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

5.      Segmented information

The Company has one operating segment, the exploration and development of mineral  resource properties, principally in Latin America.    As at October 31, 2002, all fixed assets were held in Canada.

ADRIAN RESOURCES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE NINE MONTHS AND THE QUARTER ENDED OCTOBER 31, 2002

The Company’s business is the acquisition, exploration, exploration management, development and sale of mineral properties.  Since its acquisition of an interest in its Petaquilla Property in Panama in 1992, the Company's primary focus has been exploring and developing the Petaquilla Property.    In January 1998, a bankable final feasibility study on the Petaquilla Property was completed by H.A. Simons Ltd. on behalf of Teck Corporation (“Teck”).  Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property by funding the Company's share of the cost of placing Petaquilla into production.  Teck is entitled to elect and has elected to defer, for one further year, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that current depressed copper prices and the expectation that the copper over-supply situation will continue to necessitate delaying a production decision.

During the nine months ended October 31, 2002, the Company announced that it has, subject to regulatory and shareholder approval, arranged a brokered private placement of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000.  Each unit will consist of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share for a period of two years.  This placement, expected to close during the quarter ended October 31, 2002, is now expected to close during the quarter ending January 31, 2003.

OPERATIONS AND FINANCIAL CONDITION

At October 31, 2002, the Company had total assets of $1,204,592 as compared with $1,302,518 at January 31, 2002.  This decrease is primarily attributable to general and administrative expenses.  Working capital at October 31, 2002 decreased to $199,713 from working capital of $230,162 at January 31, 2002 as a result of general and administrative expenses incurred by the Company.  The Company's largest cash outflow in the three and nine month periods ended October 31, 2002 was as a result of general and administrative expenses of $18,869 and $125,327, respectively.  During the three and nine month periods ended October 31, 2001, the Company’s largest cash outflow resulted from general and administrative expenses of $32,411 and $163,742, respectively.

During the three and nine month periods ended October 31, 2002, the Company recorded interest income of $16,725 and $53,041, respectively, foreign exchange losses of $16,503 and $21,825, respectively, and stock-based compensation of nil and $19,303, respectively.  During the three and nine month periods ended October 31, 2001, the Company recorded interest income of $18,517 and $64,757, respectively, foreign exchange gains of $42,245 and $58,533, respectively, a loss on the sale of marketable securities of nil and $12,789, respectively, and a write-down of marketable securities of nil and $141,167, respectively.

Expenses for the three month period ended October 31, 2002 were $18,869, down from $32,411 for the three month period ended October 31, 2001, primarily as a result of reduced accounting and legal costs.    The net loss for the three month period ended October 31, 2002 was $18,647 or $0.00 per share as compared with net income for the three month period ended October 31, 2001 of $28,351 or $0.00 per share.

Expenses for the nine month period ended October 31, 2002 were $125,327, down from $163,742 for the nine month period ended October 31, 2001 due primarily to reduced wages.  The net loss for the nine month period ended October 31, 2002 was $113,414 or $0.00 per share as compared with a net loss for the nine month period ended October 31, 2001 of $194,408 or $0.01 per share.

CAPITAL STOCK

The Company did not issue any securities during the three or nine month periods ended October 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

The Company’s mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  The Company will require additional financing during the upcoming fiscal year for general and administrative expenses and to fund its share of the costs of maintaining the Petaquilla Property pending a production decision by Teck.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.